UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2004

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Adjustment of Exchange Price

1. details of adjustment	Series No. of bond’	Type of bond	Exchange price before adjustment (KRW)	Exchange price after adjustment (KRW)
	6	Exchangeable Bonds	61,922	60,588

2. formula for adjusting exchange price

P X (M-sp)/M

P: the Conversion Price before adjustment

M: the Average Market Price per Common Share as of the date of announcement of terms of such issuance or distribution sp : the amount of Special Dividend payable per Common Share

3. method of adjustment	Exchange price after adjustment = P X (M-sp)/M

4. reasons for adjustment	Adjustment according to EB covenant (Adjustment will be made if the dividend payment exceeds 20% of the pervious year)

5. effective date of adjusted price	January 1, 2004

6. date of board resolution	Present(no.)	5	Absent(no.)	2

– attendance of outside directors	Present

7. scheduled announcement date of the adjusted exchange price	February 4, 2004

8. others

1. The adjustment above applies to Overseas Exchangeable Bonds

2. The adjustment Effective Date will be immediately after December 31, 2003 which will be retroactively effective immediately upon the approval at KT’ general shareholders’ meeting on March 12, 2004.

3. Above adjustments are subject to change as a result of audit by the independent auditors or of shareholders’ meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 5, 2004

KT Corporation

By: /s/ Wha Joon Cho

Name: Wha Joon Cho

Title: Managing Director